

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

<u>Via E-Mail</u>
Thomas L. Millner
Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, NE 69160

  Re: Cabela's Incorporated
    Form 10-K for the fiscal year ended December 29, 2012
    Filed February 20, 2013
    File No. 001-32227

Dear Mr. Millner:

  We have reviewed your response dated January 28, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data, page 66</u>

<u>15. Impairment and Restructuring Charges, page 89</u>

<u>Land Held for Sale, page 89</u>

1. We note your response to comment 3 in our letter dated December 27, 2013. You state you do not believe the disclosure requirements of ASC 205-20-50-1 are applicable to the Colorado Property. Please explain in detail, including the facts, circumstances and relevant accounting literature with citations you considered in concluding the disclosure requirements of ASC 205-20-50-1 are not applicable to the Colorado Property.

2. We note your response to comment 4 in our letter dated December 27, 2013. Please explain in detail what you believe are the factors that contributed to the decrease from $20.8 million to $5.2 million from April 2012 to December 2013, respectively, in the fair market value of the Colorado Property. Please specifically address in detail why you believe you were able to enter into a contract for the sale of the Colorado Property for an amount that appears to be significantly in excess of the fair value of an appraisal conducted upon its expiration. Furthermore, please tell us what consideration you gave to disclosing the factors contributing to the decrease in fair value within your discussion of the impairment within MD&A, and why you believe your current disclosure provides readers with sufficient information to understand why the decline occurred.

3. Please explain in detail how the approach you refer to as the "cost approach" of valuing the Colorado Property takes into consideration the highest and best use valuation premise for non-financial assets as discussed within ASC 820-10-35-10E and 35-11A and how you ultimately concluded the resulting valuation was most representative of fair value. Additionally, please tell us whether the highest and best use of the asset has changed during the periods presented, and if so, why.

Schedule II Valuation and Qualifying Accounts, page 108

4. We note your response to comment 6 in our letter dated December 27, 2013. Please show us what your Schedule II would have looked like if it had been included in your Form 10-K for the fiscal year ended December 29, 2012 including the changes you propose to make in future filings.

5. We note your response to comment 7 in out letter dated December 27, 2013. We believe your reserve for estimated product returns should be included in Schedule II pursuant to Rule 12-09 of Regulation S-X. Please tell us any other quantitative or qualitative considerations you had in concluding your reserve for estimated product returns should be excluded from Schedule II or revise future filings to include this item. Additionally, please show us what your Schedule II would have looked like if your reserve for estimated product returns had been included in your Form 10-K for the fiscal year ended December 29, 2012 by incorporating it in the Schedule II you will provide in your response to comment 4.

       You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                                      Sincerely,

                                        /s/ Jennifer Thompson

                                        Jennifer Thompson
                                        Accounting Branch Chief